FIRST AMENDMENT TO FIRST AMENDED AND RESTATED
LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO FIRST AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this "Amendment") is made and entered into as of May 14, 2014, by and among **ALLIANCE HAULERS, INC**., a Texas corporation ("Alliance"), **ATLAS-TUCK CONCRETE, INC**., an Oklahoma corporation ("Atlas"), **BODE CONCRETE LLC**, a California limited liability company ("Bode Concrete"), **BODE GRAVEL CO.**, a California corporation ("Bode Gravel"), **BRECKENRIDGE READY MIX, INC.**, a Texas corporation ("Breckenridge"), **CENTRAL CONCRETE SUPPLY CO., INC**., a California corporation ("Central Concrete"), **CENTRAL PRECAST CONCRETE, INC**., a California corporation ("Central Precast"), **EASTERN CONCRETE MATERIALS, INC**., a New Jersey corporation ("Eastern"), **INGRAM CONCRETE, LLC**, a Texas limited liability company ("Ingram"), **KURTZ GRAVEL COMPANY**, a Michigan corporation ("Kurtz"), **LOCAL CONCRETE SUPPLY & EQUIPMENT, LLC**, a Delaware limited liability company ("Local"), **MASTER MIX, LLC**, a Delaware limited liability company ("Master"), **PEBBLE LANE ASSOCIATES, LLC**, a Delaware limited liability company ("Pebble"), **REDI-MIX, LLC**, a Texas limited liability company ("Redi-Mix"), **RIVERSIDE MATERIALS, LLC**, a Delaware limited liability company ("Riverside"), **SAN DIEGO PRECAST CONCRETE, INC**., a Delaware corporation ("San Diego"), **SMITH PRE-CAST, INC**., a Delaware corporation ("Smith"), **SUPERIOR CONCRETE MATERIALS, INC**., a District of Columbia corporation ("Superior"), **USC TECHNOLOGIES, INC**., a Delaware corporation ("USC"), **U.S. CONCRETE ON-SITE, INC**., a Delaware corporation ("On-Site"), and **U.S. CONCRETE, INC**., a Delaware corporation, ("US Concrete", and together with Alliance, Atlas, Bode Concrete, Bode Gravel, Breckenridge, Central Concrete, Central Precast, Eastern, Ingram, Kurtz, Local, Master, Pebble, Redi-Mix, Riverside, San Diego, Smith, Superior, USC and On-Site, collectively, "Borrowers"), the Guarantors listed on the signature pages hereto, the Required Lenders, and **BANK OF AMERICA, N.A.**, a national banking association, as agent for the Lenders ("Agent").

RECITALS

A.   Borrowers, Guarantors, Agent and the Lenders are party to that certain First Amended and Restated Loan and Security Agreement, dated as of October 29, 2013 (as amended, restated, extended, supplemented or otherwise modified from time to time, the "Loan Agreement"), pursuant to which the Lenders made available to Borrowers Revolver Commitments in an aggregate principal amount of up to $125,000,000.

B.   Borrowers have requested certain amendments to the Loan Agreement.

C.   Agent and the Required Lenders are willing to amend the Loan Agreement pursuant to this Amendment, all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

ARTICLE I.
Definitions

1.01 Capitalized terms used in this Amendment are defined in the Loan Agreement, as amended hereby, unless otherwise stated.

ARTICLE II.
Amendments

2.01 **Amendment to Section 1.1 of the Loan Agreement**. As of the Effective Date, **Section 1.1** of the Loan Agreement is hereby amended by inserting therein the defined term set forth below in the appropriate alphabetical order:

"Stock Redemption Conditions: with respect to any Distribution pursuant to clause (viii) of **Section 10.2.3(a)**, the following conditions: (a) no Default or Event of Default exists and is continuing or would result on a pro forma basis immediately after giving effect to such Distribution; (b) such stock redemption is paid with cash on hand of US Concrete; (c) the aggregate consideration of all stock redemptions permitted under clause (viii) of **Section 10.2.3(a)** shall not be greater than $50,000,000; and (d) there shall be no Revolver Loans outstanding immediately prior to and after giving effect to such Distribution."

2.02 **Amendment to Section 1.1 of the Loan Agreement**. As of the Effective Date, **Section 1.1** of the Loan Agreement is hereby amended by amending and restating therein the defined term set forth below to read as set forth below:

"Fixed Charges: the sum of cash interest expense, cash principal payments (including payments permitted pursuant to **Section 10.2.7**) made on Borrowed Money (other than (i) the Revolver Loans and (ii) Debt refinanced with Refinancing Debt), cash Distributions (other than Upstream Payments) made, and cash federal income taxes paid net of any refunds (but in each case excluding amounts taken into account in determining EBITDA other than those specifically included by this definition); provided, however, (a) solely for purposes of calculating the Fixed Charge Coverage Ratio pursuant to **Section 10.3.1** (and not for the purposes of calculating the Fixed Charge Coverage Ratio in connection with any other provision of this Agreement, including, without limitation, the definitions of "Distribution Conditions", "Permitted Acquisition", and "Prepayment Conditions"), Fixed Charges shall exclude from the calculation thereof any payments of the Convertible Notes made pursuant to and in accordance with clause (iii) of **Section 10.2.7**, and any repurchase or retirement of warrants existing as of the Closing Date pursuant to and in accordance with clause (vii) of **Section 10.2.3(a)**, and (b) for purposes of calculating the Fixed Charge Coverage Ratio pursuant to **Section 10.3.1** and pursuant to any other provision of this Agreement, including, without limitation, the definitions of "Distribution Conditions", "Permitted Acquisition", and "Prepayment Conditions", Fixed Charges shall exclude from the calculation thereof any stock redemptions by US Concrete pursuant to and in accordance with clause (viii) of **Section 10.2.3(a)**."

2.03   Amendment to Section 10.2.3 of the Loan Agreement. As of the Effective Date, **Section 10.2.3** of the Loan Agreement is hereby amended and restated to read as follows:

"10.2.3.   Distributions; Upstream Payments.   (a) Declare or make any Distributions, except (i) Upstream Payments; (ii) US Concrete may declare and pay Distributions with respect to its common stock payable solely in additional shares of its common stock and with respect to its preferred stock, payable solely in additional shares of such preferred stock, in shares of its common stock or an increase in liquidation volume; (iii) US Concrete may make Distributions, not exceeding $5,000,000 during any Fiscal Year, pursuant to and in accordance with stock option plans or other benefit plans for management or employees of US Concrete and its Subsidiaries; (iv) a Borrower may make payments in cash or issue notes to former employees, officers or directors of such Borrower in connection with the redemption or repurchase of Equity Interests in such Borrower from such former employees, officers or directors upon termination of employment with such Borrower or their death or disability in an aggregate amount not to exceed $1,500,000 and provided such notes are subordinate to the Obligations in form and substance reasonably acceptable to the Agent; (v) Subsidiaries may make Distributions ratably with respect to their Equity Interests; (vi) Distributions in respect of fractional shares; (vii) other Distributions (including the repurchase or retirement of warrants existing as of the Closing Date with respect to US Concrete's Equity Interests) so long as all of the Distribution Conditions are satisfied with respect thereto; and (viii) Distributions in connection with US Concrete's purchase or redemption of its Equity Interests so long as all of the Stock Redemption Conditions are satisfied with respect thereto, or (b) create or suffer to exist any encumbrance or restriction on the ability of a Subsidiary to make any Upstream Payment, except for restrictions under the Loan Documents, under Applicable Law, in effect on the Closing Date as shown on **Schedule 9.1.15** or under an agreement permitted under **Section 10.2.13**."

ARTICLE III.
Conditions Precedent

3.01   Conditions to Effectiveness. The effectiveness of this Amendment is subject to the satisfaction of the following conditions precedent in a manner and pursuant to executed documentation satisfactory to Agent and the Required Lenders (the date on which all such conditions are satisfied being the "Effective Date"):

(a)   Agent shall have received this Amendment, duly executed by each of the Obligors.

(b)   Obligors shall have paid all fees and expenses to be paid to Agent and Lenders in accordance with the terms hereof.

(c)   The representations and warranties contained herein and in the Loan Agreement and the other Loan Documents, as each is amended hereby, shall be true and correct in all material respects as of the date hereof, as if made on the date hereof, except for those representations and warranties specifically made as of an earlier date, which shall be true and correct in all material respects as of such earlier date.

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(d)   After giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing.

(e)   All organizational proceedings taken in connection with the transactions contemplated by this Amendment and all documents, instruments and other legal matters incident thereto shall be reasonably satisfactory to Agent and each Required Lender and their respective legal counsel.

ARTICLE IV.
Ratifications, Representations and Warranties

4.01   Ratifications.   The terms and provisions set forth in this Amendment shall modify and supersede all inconsistent terms and provisions set forth in the Loan Agreement and the other Loan Documents, and, except as expressly modified and superseded by this Amendment, the terms and provisions of the Loan Agreement and the other Loan Documents are ratified and confirmed and shall continue in full force and effect. Each Obligor, Agent and each Lender agree that the Loan Agreement and the other Loan Documents, as amended hereby, shall continue to be legal, valid, binding and enforceable in accordance with their respective terms.

4.02   Representations and Warranties. Each Obligor hereby represents and warrants to Agent and Lenders that: (a) the execution, delivery and performance of this Amendment and any and all other Loan Documents executed and/or delivered in connection herewith have been authorized by all requisite organizational action on the part of such Obligor and will not violate the organizational or governing documents of such Obligor; (b) the representations and warranties contained in the Loan Agreement, as amended hereby, and any other Loan Document are true and correct in all material respects on and as of the date hereof, except for those representations and warranties specifically made as of an earlier date, which shall be true and correct in all material respects as of such earlier date; (c) no Default or Event of Default under the Loan Agreement, as amended hereby, has occurred and is continuing; and (d) each Obligor is in compliance with all covenants and agreements contained in the Loan Agreement and the other Loan Documents, as amended hereby.

ARTICLE V.
Miscellaneous Provisions

5.01   Survival of Representations and Warranties.   All representations and warranties made in the Loan Agreement or any other Loan Document, including, without limitation, any document furnished in connection with this Amendment, shall survive the execution and delivery of this Amendment and the other Loan Documents, and no investigation by Agent or any Lender or any closing shall affect the representations and warranties or the right of Agent or Lenders to rely upon them.

5.02   Reference to Loan Agreement. Each of the Loan Agreement and the other Loan Documents, and any and all other Loan Documents, documents or instruments now or hereafter executed and delivered pursuant to the terms hereof or pursuant to the terms of the Loan Agreement, as amended hereby, are hereby amended so that any reference in the Loan Agreement and such other Loan Documents to the Loan Agreement shall mean a reference to the

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Loan Agreement, as amended hereby, and any reference in the Loan Agreement and such other Loan Documents to any other Loan Document amended by the provisions of this Amendment shall mean a reference to such other Loan Documents, as amended hereby.

5.03 **Expenses of Lender**. As provided in the Loan Agreement, each Obligor agrees to pay on demand all costs and out-of-pocket expenses incurred by Agent or any Lender in connection with the preparation, negotiation, and execution of this Amendment and the other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements thereto, including, without limitation, the costs and fees of Agent and each Lender's legal counsel, and all costs and out-of-pocket expenses incurred by Agent or any Lender in connection with the enforcement or preservation of any rights under the Loan Agreement, as amended hereby, or any other Loan Documents, including, without, limitation, the costs and fees of Agent's and Lender's legal counsel and consultants.

5.04 **Severability**. Any provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment and the effect thereof shall be confined to the provision so held to be invalid or unenforceable.

5.05 **Successors and Assigns**. This Amendment is binding upon and shall inure to the benefit of Agent and Lenders and each Obligor and their respective successors and assigns, except that no Obligor may assign or transfer any of its rights or obligations hereunder without the prior written consent of Agent and Lenders.

5.06 **Counterparts**. This Amendment may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same instrument. Delivery of a signature page of this Amendment by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart hereof.

5.07 **Effect of Waiver**. No consent or waiver, express or implied, by Agent or Lenders to or for any breach of or deviation from any covenant or condition by any Obligor shall be deemed a consent to or waiver of any other breach of the same or any other covenant, condition or duty.

5.08 **Headings**. The headings, captions, and arrangements used in this Amendment are for convenience only and shall not affect the interpretation of this Amendment.

5.09 **Applicable Law**. This Agreement and all other Loan Documents executed pursuant hereto shall be deemed to have been made and to be performable in and shall be governed by and construed in accordance with the laws of the Texas.

5.10 **Final Agreement**. THE LOAN AGREEMENT AND THE OTHER LOAN DOCUMENTS, EACH AS AMENDED HEREBY, REPRESENT THE ENTIRE EXPRESSION OF THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF ON THE DATE THIS AMENDMENT IS EXECUTED. THE LOAN AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS AMENDED HEREBY, MAY NOT BE CONTRADICTED BY

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EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES. NO MODIFICATION, RESCISSION, WAIVER, RELEASE OR AMENDMENT OF ANY PROVISION OF THIS AMENDMENT SHALL BE MADE, EXCEPT BY A WRITTEN AGREEMENT SIGNED BY EACH OBLIGOR, AGENT AND REQUIRED LENDERS (AND SUCH OTHER LENDERS AS REQUIRED PURSUANT TO SECTION 15.1 OF THE LOAN AGREEMENT).

5.11 <u>Release</u>. **EACH OBLIGOR HEREBY ACKNOWLEDGES THAT AS OF THE DATE HEREOF IT HAS NO DEFENSE, COUNTERCLAIM, OFFSET, CROSS COMPLAINT, CLAIM OR DEMAND OF ANY KIND OR NATURE WHATSOEVER THAT CAN BE ASSERTED TO REDUCE OR ELIMINATE ALL OR ANY PART OF ITS LIABILITY TO REPAY THE "OBLIGATIONS" OR TO SEEK AFFIRMATIVE RELIEF OR DAMAGES OF ANY KIND OR NATURE FROM ANY LENDER. EACH OBLIGOR HEREBY VOLUNTARILY AND KNOWINGLY RELEASES AND FOREVER DISCHARGES AGENT AND EACH LENDER AND THEIR RESPECTIVE PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, FROM ALL POSSIBLE CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, COSTS, EXPENSES, AND LIABILITIES (INCLUDING ALL STRICT LIABILITIES) WHATSOEVER, KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, SUSPECTED OR UNSUSPECTED, FIXED, CONTINGENT, OR CONDITIONAL, AT LAW OR IN EQUITY, ORIGINATING IN WHOLE OR IN PART ON OR BEFORE THE DATE OF THIS AMENDMENT, WHICH ANY OBLIGOR MAY NOW OR HEREAFTER HAVE AGAINST AGENT OR ANY LENDER OR ANY OF THEIR RESPECTIVE PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, IF ANY, AND IRRESPECTIVE OF WHETHER ANY SUCH CLAIMS ARISE OUT OF CONTRACT, TORT, VIOLATION OF LAW OR REGULATIONS, OR OTHERWISE, TO THE EXTENT ARISING FROM ANY "LOANS," INCLUDING, WITHOUT LIMITATION, ANY CONTRACTING FOR, CHARGING, TAKING, RESERVING, COLLECTING OR RECEIVING INTEREST IN EXCESS OF THE HIGHEST LAWFUL RATE APPLICABLE, THE EXERCISE OF ANY RIGHTS AND REMEDIES UNDER THE LOAN AGREEMENT OR ANY OTHER LOAN DOCUMENT, AND NEGOTIATION FOR AND EXECUTION OF THIS AMENDMENT. EACH OBLIGOR WAIVES THE BENEFITS OF ANY LAW, WHICH MAY PROVIDE IN SUBSTANCE: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN ITS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY IT MUST HAVE MATERIALLY AFFECTED ITS SETTLEMENT WITH THE DEBTOR." EACH OBLIGOR UNDERSTANDS THAT THE FACTS WHICH IT BELIEVES TO BE TRUE AT THE TIME OF MAKING THE RELEASE PROVIDED FOR HEREIN MAY LATER TURN OUT TO BE DIFFERENT THAN IT NOW BELIEVES, AND THAT INFORMATION WHICH IS NOT NOW KNOWN OR SUSPECTED MAY LATER BE DISCOVERED. EACH OBLIGOR ACCEPTS THIS POSSIBILITY, AND EACH OF THEM ASSUMES THE RISK OF THE FACTS TURNING OUT TO BE DIFFERENT AND NEW INFORMATION BEING DISCOVERED; AND EACH OF THEM FURTHER AGREES THAT THE RELEASE PROVIDED FOR HEREIN SHALL IN ALL**

RESPECTS CONTINUE TO BE EFFECTIVE AND NOT SUBJECT TO TERMINATION OR RESCISSION BECAUSE OF ANY DIFFERENCE IN SUCH FACTS OR ANY NEW INFORMATION.

[Signature pages follow.]

First Amendment to First Amended and Restated
Loan and Security Agreement
#28802428_v4

IN WITNESS WHEREOF, this Amendment has been executed on the date first written above, to be effective as the respective date set forth above.


BORROWERS:

U.S. CONCRETE, INC.


By: /s/ Paul M. Jolas
   Paul M. Jolas
   Vice President, General Counsel and
   Corporate Secretary

ALLIANCE HAULERS, INC.
ATLAS-TUCK CONCRETE, INC.
BODE CONCRETE LLC
BODE GRAVEL CO.
BRECKENRIDGE READY MIX, INC.
CENTRAL CONCRETE SUPPLY CO., INC.
CENTRAL PRECAST CONCRETE, INC.
EASTERN CONCRETE MATERIALS, INC.
INGRAM CONCRETE, LLC
KURTZ GRAVEL COMPANY
LOCAL CONCRETE SUPPLY &
 EQUIPMENT, LLC
MASTER MIX, LLC
PEBBLE LANE ASSOCIATES, LLC
REDI-MIX, LLC
RIVERSIDE MATERIALS, LLC
SAN DIEGO PRECAST CONCRETE, INC.
SMITH PRE-CAST, INC.
SUPERIOR CONCRETE MATERIALS, INC.
USC TECHNOLOGIES, INC.
U.S. CONCRETE ON-SITE, INC.

By: /s/ Paul M. Jolas
   Paul M. Jolas
   Vice President, General Counsel and
   Corporate Secretary

GUARANTORS:

ALBERTA INVESTMENTS, INC.
AMERICAN CONCRETE PRODUCTS, INC.
ATLAS REDI-MIX, LLC
BEALL CONCRETE ENTERPRISES, LLC
BEALL INDUSTRIES, INC.
BEALL INVESTMENT CORPORATION, INC.
BEALL MANAGEMENT, INC.
CONCRETE ACQUISITION IV, LLC
CONCRETE ACQUISITION V, LLC
CONCRETE ACQUISITION VI, LLC
CONCRETE XXXIV ACQUISITION, INC.
CONCRETE XXXV ACQUISITION, INC.
CONCRETE XXXVI ACQUISITION, INC.
HAMBURG QUARRY LIMITED LIABILITY COMPANY
MASTER MIX CONCRETE, LLC
MG, LLC
NYC CONCRETE MATERIALS, LLC
REDI-MIX CONCRETE, L.P.
REDI-MIX GP, LLC
SIERRA PRECAST, INC.
TITAN CONCRETE INDUSTRIES, INC.
USC ATLANTIC, INC.
USC MANAGEMENT CO., LLC
USC PAYROLL, INC.
U.S. CONCRETE TEXAS HOLDINGS, INC.

By: /s/ Paul M. Jolas
       Paul M. Jolas
       Vice President, General Counsel and
       Corporate Secretary

AGENT AND LENDERS:

BANK OF AMERICA, N.A.,
as Agent and a Lender

By: /s/ Hance VanBeber
        Hance VanBeber
        Senior Vice President

CAPITAL ONE BUSINESS CREDIT CORP.,
as a Lender

By: /s/ Lawrence Cannariato
        Lawrence Cannariato
        Vice President

UNION BANK, N.A.,
as a Lender

By: /s/ Adrian Avalos
     Adrian Avalos
     Vice President